Brian S Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

May 2, 2017

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief,
Office of Financial Services
Mail Stop 4720

Re:	CNote Group, Inc. Draft Offering Statement on Form 1-A Submitted March 22, 2017 CIK No. 0001683145

Dear Ms. Anagnosti:

We are submitting this letter on behalf of our client, CNote Group, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated April 5, 2017 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as submitted in draft format with the SEC on March 22, 2017.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement.  All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

The Company requests that, should the Staff be satisfied with the Company’s responses and the revised Offering Statement being filed concurrently with this response, the Staff entertain the filing of a qualification request of the revised Offering Statement.

7 Times Square, New York, New York  10036   Telephone:  212.790.4500  Fax:  212.790.4545
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

General

1.
In your response letter, you state that “loans are not deemed ‘securities’ under the securities laws.” Please provide a detailed analysis to support your belief that the promissory notes CNote purchases from CDFIs are not securities for the purposes of the Investment Company Act of 1940.

The Company acknowledges the comment. Section 2(a)(36) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) defines “securities” as follows:

“(36) ‘‘Security’’ means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘‘security’’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

The definition does not include “loans,” but it does include “notes.”  The Investment Company Act generally serves to regulate investment companies, not lending companies.  The Company is in the business of making loans to its CDFI partners. It is not an investor in loans or a fund or common investment scheme organized to purchase loans or notes representing such loans.  Similar to traditional loans from financial institutions, each loan is documented by credit agreements and a promissory note issued by each CDFI partner to the Company. Loans are held to maturity by the Company.  They are not sold, participated, traded, securitized, commoditized or invested in by any party and remain part of a private credit agreement between the Company and the CDFI borrower.  The Company does not purchase loans from any bank or other originator – they are a creation of the commercial agreement between the Company and the CDFI borrower.

We do not believe that these loans, in the context of a true commercial credit agreement, are considered investments along the lines of case law that have held that notes that are purchased and act as investments may be characterized as “securities.”  (See, c.f., Reeves v. Ernst & Young, 494 U.S. 56 (1990)).  In each of the cases of which we are aware where a note has been characterized as a security, an investment component is present (See, e.g., Exchange Nat'l Bank of Chicago v. Touche Ross & Co., 544 F.2d 1126, 1137 (2d. Cir 1976)).

We are aware of the Staff’s recent review of loans purchased by certain closed-end funds whereby it concluded that such loans are deemed to be securities.  But we would submit that the loans in their original state are not securities, and that they became securities upon their offer and sales to passive investors who derive their profit from the efforts of the originating platform or bank (as originator and servicer) and the underlying borrower, which is consistent with the Howey test and other guiding precedents.  Our position is not inconsistent with court precedent and Staff guidance in this regard.

Unlike other online platforms, the Company does not intend to sell to any of its retail investors direct interests in any of the promissory notes issued by CDFIs. Instead, the retail investors purchase CNote Notes, which are general obligations of the Company.

In addition, we believe the Staff need not expressly concur with our reasoning here, as ample exemptions are available from the Investment Company Act which are applicable to the Company.

2.
In your response letter, you note that “in the event that the Company determines or is adjudged to meet the definition of an investment company… Section 3(c)(1) of the Investment Company Act exempts companies that have 99 or fewer beneficial owners. The Company expects to have well under 99 beneficial owners for the foreseeable future.” Section 3(c)(1) of the Investment Company Act of 1940 states that a company relying on that section is one beneficially owned by not more than 100 persons and “is not making and does not presently propose to make a public offering of its securities.” Please explain why the Company believes that, in the event that it were deemed an investment company, the Company could rely on Section 3(c)(1) when it proposes to make an offering of its securities pursuant to Regulation A.

The Company acknowledges the comment. Though Regulation A is not available to companies registered, or required to be registered, under the Investment Company Act, the Company believes it is exempt from registration under the Investment Company Act.  One exemption is available to the Company under Section 3(c)(1) of the Investment Company Act, as the Company’s offering of CNote Notes will not confer beneficial ownership in the Company to purchasers of CNote Notes.  CNote Notes are debt instruments, representing future rights to payment but no equity interest in the Company.

However, the Company recognizes that the Staff may not deem Section 3(c)(1) to be available to the Company. The Company also believes it may rely on Section 3(b)(1) of the Investment Company Act, which exempts an issuer whose primary business is other than that of investing in, holding, or trading securities. The Company’s primary business is operating its online platform, which allows the Company to match retail investors’ capital contributions with CDFI borrowers needing additional sources of capital. The platform allows retail investors to earn competitive returns, while also allowing the Company to make loans to CDFIs. This is consistent with others in the marketplace lending industry, who have taken a similar position on their exemption pursuant to Section 3(b)(1).

3.
We acknowledge your responses to comments 3 and 23.  However, in these responses you have not provided analysis to support your conclusion that you do not meet the definition of an investment adviser as defined in the Investment Advisers Act of 1940 (the “Advisers Act”).  We note in particular that you promote the CNote Notes’ “competitive returns” and an “online investment portal” that is “a part of a fast growing impact investment industry.”  Please provide a more detailed analysis as to why you are not an investment adviser within the meaning of Section 202(a)(11) of the Advisers Act.

The Company acknowledges the comment. Section 202(a)(11) of the Advisers Act provides in relevant part that an “investment adviser” means “any person who, for compensation, engages in the business of advising others … as to the value of securities or as to the advisability of investing in, purchasing, or selling securities” (emphasis added). The Company does not believe its activities fall within the scope of the “investment adviser” definition, as the Company is solely selling its CNote Notes in order to obtain financing to conduct the Company’s principal business of making loans to CDFI partners and does not offer any customized solutions to investors. In response to the Staff’s comment, the Company has revised the Offering Statement and its website to clarify that the Company principally engages in making loans to CDFI partners.

4.
We note your response to comment 1; however, your response did not articulate why your offering of the notes would qualify as conducted on a continuous basis as required by Securities Act Rule 251(d)(3)(i)(F).  Considering that you may not process payment from an investor who has invested into a CNote Note, until a later time when you have committed funds to CDFIs, this seeming delay would prevent you from being able to offer notes on a continuous basis.  Please revise your disclosures to demonstrate that you currently have committed funds which the proceeds from the sale of your notes would immediately fund, or otherwise, revise the structure of the offering to bring it within compliance with Securities Act Rule 251(d)(3)(i)(F).

The Company acknowledges the comment. The Company does not believe it would be conducting a delayed offering because CNote Notes would be deemed to be purchased and issued on the day when an investor completes the registration process. This will begin immediately following qualification of the Offering Statement.  At the time each CNote Note is issued, the Company becomes obligated to repay the CNote Note, notwithstanding that interest begins accruing once funds are deployed to a CDFI partner.

Although the Company may have some delay in making its loans to CDFIs, the Company expects there to be sufficient loan origination demand in the future that the loans are made to CDFIs with minimal lag time. The Company currently plans to process investors’ payments at or in advance of the time when it makes a loan to a CDFI. Interest on the CNote Notes will begin to accrue on the day when funds are deployed to a CDFI, but regardless of when payments are processed, CNote Notes will be issued once an investor completes registration.

5.
We note your response to comment 2.  Please revise your disclosures to adequately describe the nature of the “information and borrower stories on loans made and projects funded” that you intend to provide to potential CNote Note investors.  Tell us how you will ensure that this information would not be used to “solicit contributions to, a particular loan being made to a particular CDFI.”  In addressing our comment, your response needs to articulate a sound legal argument as to why an investment in CNote Notes does not ultimately represent an investment into the CDFI’s loans themselves considering that (i) the proceeds of each CNote Note will be invested currently into one CDFI fund, (ii) other than the $260,000 raised through your SAFE instruments, repayment of CNote Notes appear to be substantially dependent on CDFI’s loan payments to you (refer also to Section 6 of Exhibit 3.1 where a withdrawal request is subject to availability of funds through the liquidity provided by CDFI Loans), in light also of $500,000 estimated offering expenses; and (iii) your plans to share with potential CNote investors information relating to CDFIs and their work with small business borrowers, as noted in your response.

The Company acknowledges the comment. The Company has made revisions to the offering circular to clarify that the Company does not offer any information about current investment opportunities and that investors do not have any authority or ability to direct their contributions to a particular CDFI, or to any particular borrower from the CDFIs. Instead, their contributions are made to the Company’s general pool, from which the Company deploys capital to different CDFI partners.

The Company has entered into arrangements with two CDFI partners. So far the information the Company has provided to investors has been limited to the names of these CDFIs; the Company has not provided any additional information, including stories about projects funded.  As described further in the Company’s response to Comment 12 below, the Company expects to launch partnerships with at least two additional CDFIs this calendar year.

Additionally, the CNote Notes to be sold in this Offering, in contrast with the notes the Company has previously sold to accredited investors pursuant to Regulation D, will not be payment-dependent on the repayment of the CDFI loans. The CNote Notes can be repaid from cash the Company receives from other CDFIs, as well as from the Company’s capital, which has grown as indicated in the Offering Statement. While the Company will make full repayment of the CNote Notes on their maturity dates, early withdrawal requests beyond the guaranteed 10% per quarter do depend on the Company’s available funds, which may require the Company to have received sufficient cash from its CDFI partners. The Company has revised Section 6 of Exhibit 3.1 accordingly.

Preliminary Offering Circular Cover Page

6.
We note your response and revisions in response to comment 5.  If true, please revise the second paragraph to disclose that CNote Notes offer a floating interest rate fixed between 2.5% and 3%, that you may adjust the next quarter’s interest rate depending on the “variety of factors” to which you refer, but only at the end of each business quarter and only within the predetermined 2.5% to 3% range, and that you will make interest payments monthly.  In the alternative, please disclose when the interest rates will be set for your CNote Notes and if, when, and how they may be changed.  In either case, please make conforming changes to your Offering Circular Summary, Securities Being Offered, and your Form of CNote Note, attached as Exhibit 3.1.  To the extent that the minimum interest rate allowed by applicable law as provided in Section 2(b) of Exhibit 3.1, could be outside of the noted range, please disclose what that range would be in the filing as well as in Exhibit 3.1.  Furthermore, please explain the timing and manner in which you propose to communicate the interest rate to investors, both prior to an investment decision and, as applicable, whenever you change the interest rate on outstanding CNote Notes. Please refer to Securities Act Rule 253(g) or Rule 257(c), as applicable, in your response.

The Company acknowledges the comment and has revised the Offering Statement. The Company initially plans to offer a rate of 2.5% in returns, but also aims to offer a competitive product, so management retains discretion to raise the interest rates for the CNote Notes, up to 3%. The Company notes that, as discussed in Comment 7 below, it currently offers a rate of 2.75% to an investor who refers at least three additional individuals who open accounts and purchase CNote Notes in the amount of at least $1,000 each.

If the Company plans raise interest rates beyond the 3% cap, the Company will file an offering circular supplement as required by Rule 253(g) prior to raising the interest rates.

7.
Please revise the disclosure here, as well as on pages 1, 2, 8, 18, 19, and 35 to qualify that the quarterly requests for withdrawal of an investor’s principal (1) requires at least 30- days written notice; (2) is limited to 10% of the investor’s original principal balance, and (3) that all requests “are subject to the receipt of available funds from CDFI loans and other available cash to the Company,” as contemplated by Section 6(d) of your Form of CNote Note (Exhibit 3.1).  Prominently disclose throughout your offering circular that investors should be prepared to hold their CNote Notes to term and that you retain discretion in honoring any withdrawal requests.  In addition, in light of the provisions of Sections 2.1(c) and 3 of Exhibit 3.1, please disclose that (i) the interest rate will be set at 2.75% following a noteholder’s referral of three individuals to CNote and opening of a CNote account for at least $1,000; (ii) investors may not receive any interest until the maturity date; and (iii) CNote Notes are your general obligation but that you reserve the right to assign this obligation without first receiving investor consent.

The Company acknowledges these comments and has revised the cover page disclosures as well as the referenced pages of the Offering Statement. Regarding the Staff’s specific disclosures, the Company notes the following: the Company’s management retains discretion to go beyond the 10% withdrawal limit and allow holders of CNote Notes as much as full liquidity, on a case-by-case basis; and as discussed in the response to Comment 5, the Company’s payment of quarterly liquidity may be paid out of the Company’s available funds and does not necessarily depend on the repayment of the CDFI loans.

The Company has also revised the Offering Statement to include the Staff’s requested additional disclosures.

8.	We note your response to comment 6 but it does not appear you made the requested revisions. Please remove the previously referenced disclosures from your cover page.

The Company acknowledges this response and has revised the cover page disclosures to remove the previously referenced disclosures.

Offering Circular Summary, page 1

Our Solution, page 2

9.
We note your revised cover page disclosure and your response to comment 10 that you intend to offer compound interest if an investor elects to reinvest interest owed.  Please describe the material aspects of this reinvestment feature in your offering circular, including the holding period for the CNote Notes purchased with the reinvested interest and whether the investors have the option to cancel this election, and provide us with your analysis on how the operation of the reinvestment feature will comply with the federal securities laws over the course of your offering.  Refer also to Securities Act Rule 251(d)(3)(i)(B) which contemplates offering of securities pursuant to an “interest reinvestment plan” among other things [emphasis added].  Please clarify whether or not repayments on the principal will also be subject to the reinvestment feature.

The Company acknowledges the comment. The Company has revised the Offering Statement to state that interest compounds on a monthly basis. Alternatively, the investor may choose to receive interest payments on a monthly basis.

Competitive Strengths, page 4

10.
We note your response and revisions in response to comment 10.  However, your offering circular continues to draw inappropriate comparisons to Certificates of Deposit or Money Market accounts given the vastly different risk profile of your securities.  In this regard, we also note that an investment in CNote represents a security, rather than a FDIC ensured financial instrument such as a Certificate of Deposit or a Money Market account. Accordingly please either remove or substantially revise the second bullet under this heading.  In addition, wherever the disclosure appears, please qualify your statement that your product provides “good savers” an investment product with quarterly liquidity since you have no operating history upon which to make this affirmative claim.

The Company acknowledges the comment and has made additional revisions to the referenced disclosures.

Use of Proceeds, page 18

11.
We note that in response to comment 15, you state that you have already obtained “firm commitments from several parties” with respect to additional funding.  Please disclose the amount and the sources of such additional funds.  Based on your disclosure that you will “retain sole discretion regarding the use of [the offering] proceeds,” please revise to prominently disclose that you maintain the right to change the use of proceeds, including recouping your offering expenses, operating expenses, or other corporate expenses. Please make corresponding revisions to the second paragraph on page 1 and the third paragraphs on both your cover page and page 18 in light of your existing disclosures stating that all of the investors’ funds will be used to fund loans to CDFIs.  Please refer to Instructions 5 and 8 to Item 6 of Part II of Form 1-A for further guidance.

The Company acknowledges the comment and has revised the Offering Statement to note that the Company will retain the rights listed above. Additionally, the Company’s revised Offering Statement indicates additional capital the Company has raised.

About the Platform; Our Business, page 21

12.	We note your response to comment 17; however, at present, you have only one CDFI partner and any investment into a CNote Note will be used to fund loans to this one CDFI partner.

•
Your disclosures should be revised to draw a clear distinction between your current operating platform with one CDFI partner, and your future diversification plans.  Since you have no imminent plans to add another CDFI partner (refer to your response that you anticipate having two additional partners by the end of calendar year 2017), your present disclosure must highlight that all of a noteholder’s investment will be used to fund loans to only one CDFI and all the risk resulting therefrom.

The Company currently has two CDFI partners to which it makes loans. The Company anticipates having as many as two additional partners, or a total of four CDFI partners, by the end of calendar year 2017. Nevertheless, the Company acknowledges the comment and has revised the Offering Statement to provide more information on the risks pertaining to limited diversification as well as the gradual process of partnering with CDFIs.

•
Please provide us with your legal analysis as why the CDFI partner should not be considered a co-issuer of the CNote Notes considering that at the moment your role appears to be that of a conduit between the retail investor and the CDFI fund.  In your response, please also consider the application of the Securities Act Rule 140.

The Company acknowledges the comment but does not believe this characterization is appropriate. The Company is developing a platform which will aggregate investors’ capital contributions and fund loans to a variety of CDFIs. While there has been some delay in finalizing partnership relationships with additional CDFIs, the Company does not view its actions as constituting a “distribution” per Rule 140.

Rule 140 providers that the definition of “distribution” would apply to a person, whose chief business consists of (i) the purchase of the securities of one issuer or two or more affiliated issuers, and (ii) the sale of its own securities, the proceeds of which are used by such person to acquire the securities of such issuer or issuers, such that such person would be deemed to be engaged in the distribution of the securities of such issuer or issuers.  Although the Company is selling CNote Notes and using the proceeds of such CNote Notes to make loans to CDFIs, extending loans to the CDFIs does not constitute purchasing securities issued by the CDFIs.  Furthermore and in light of the increasing number of loans to CDFIs the Company is making, CNote Notes represent a right to be repaid but do not represent an interest in any particular loans made by the Company to CDFIs.

•
In light of your disclosures that the CDFI industry is facing a shortfall of over $600 million providing retail investors, such as CNote, “a historic opportunity” to access established community lenders, please disclose the process and timing required to establish a partnership with a CDFI, considering that you have only been able to partner with one CDFI to date.

The Company acknowledges the comment and has added additional descriptions of the onboarding process and clarified in the Offering Statement that the diligence process takes approximately four to six weeks.

About the Platform; Our Process, page 21

13.	We note your response to our comment 19. Further revise your disclosure to explain how you will chose to make repayments on outstanding CNote Notes in the event of defaults under several CDFI loans.

The Company acknowledges the comment. The Company has further revised the disclosure to indicate that, in the unlikely event of several CDFIs defaulting, the Company would support the repayment of outstanding CNote Notes using the Company’s working capital or equity.

Structure of Investor Accounts and Treatment of Your Balances, page 35

14.
We note your revised disclosure in response to our comment 26.  Further revise your illustration to incorporate the flow of funds to and from Silicon Valley Bank and Dwolla’s payment processing activities, to the extent possible.

The Company acknowledges the comment and has revised the diagram illustrating the life cycle of a CNote Note. Please see page 37 of the revised Offering Statement.

Plan of Distribution; Subscribing for CNote Notes, page 37

15.
We note your response and revisions in response to comment 28.  Please further revise to disclose that the third party platform partners may be deemed underwriters in connection with the offering of your CNote Notes, or otherwise provide us with your legal analysis as to why they should not be deemed underwriters under Section 2(a)(11) of the Securities Act of 1933..

The Company acknowledges the comment. The Company uses third party partnerships to enhance its visibility, but does not believe mere partnerships necessarily constitute underwriting relationships. Potential investors who learn about the Company through these partnerships are nonetheless required to register on the Company’s website, which is the only means through which investors may purchase CNote Notes.

The third party partners may allow, in some cases, potential investors to bypass certain steps of the application process by pre-populating some information, but those potential investors must themselves complete the registration process on the Company’s website.

As previously disclosed in the Company’s prior response letter, the Company is currently working on developing a partnership with a financial management software provider to offer CNote Notes as an alternative for those seeking savings or investment alternatives. In exchange for sharing this information, the provider will receive a fee for every new user that purchases a CNote Note that arose from the “lead” generated by such provider. That provider, or an affiliate of such provider who receives such fees, is a licensed broker-dealer.

Part III – Exhibits

16.	Please file a legal opinion in your next pre-qualification amendment. Refer to Item 17(12) of Part III of Form 1-A.

The Company acknowledges the comment. The Company’s counsel has prepared and submitted a legal opinion in connection with this filing.

Exhibits 3.1

17.	We note the reference to the CNote Terms of Use available on your website in Section 8 of your Form of CNote Note. Please attach the CNote Terms of Use as an exhibit to this offering statement.

The Company acknowledges the comment. The Company has submitted the CNote Terms of Use as an exhibit.

Exhibits 4.1

18.	Please remove Section 3(f) from your Form of Subscription Agreement and refile the revised agreement as an exhibit to the offering statement.

The Company acknowledges the comment and has revised and refiled the Form of Subscription Agreement accordingly.

****************

We thank you for your prompt attention to this letter responding to the previously filed Offering Statement and comment letter response. As noted, the Company requests that the Staff consider the revised Offering Statement for qualification.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian Korn

Brian Korn

cc:	Catherine Berman, Chief Executive Officer Yuliya Tarasava, Chief Operating Officer CNote Group, Inc.